SECU 04018135 MMISSION

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SEC FILE NUMBER
8-49740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2003 (MM/DD/YY) AND ENDING January 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G. W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinchfield, Mellotti and Rasmusson
(Name – *if individual, state last, first, middle name*)

30092 Ivy Glenn Drive, Suite 150 (Address) Laguna Niguel (City) CA (State) 92677 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. W. Sherwold Associates, Inc., as of January 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUE MONLUX
Comm. # 1465664
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Jan. 27, 2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

We have audited the accompanying balance sheet of G.W. Sherwold Associates, Inc. as of January 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the year then ended to be filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2004, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stinchfield, Mellotti and Rasmusson
Laguna Niguel, California
March 26, 2004

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Member of California Society of CPAs

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

Year Ended January 31, 2004

TABLE OF CONTENTS

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

We have audited the accompanying balance sheet of G.W. Sherwold Associates, Inc. as of January 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the year then ended to be filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2004, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stinchfield, Mellotti and Rasmusson
Laguna Niguel, California
March 26, 2004

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Member of California Society of CPAs

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	31,192
Commissions receivable		4,505
Receivable from shareholder		3,995
Prepaid expense		21,100
Total current assets		60,792
PROPERTY AND EQUIPMENT		
Computers		27,927
Office furniture and equipment		157,200
Leasehold improvements		9,510
		194,637
Less accumulated depreciation		(189,498)
		5,139
OTHER ASSETS		
Investments		33,100
Participation fee		35,000
		68,100
Total assets	$	134,031

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued liabilities	$	12,244
Accrued payroll and related liabilities		15,569
Total current liabilities		27,813
STOCKHOLDER'S EQUITY		
Common stock, 100,000 shares authorized, 1,010 shares issued and outstanding		1,010
Additional paid-in capital		9,552
Retained earnings		95,656
Total stockholder's equity		106,218
Total liabilities and stockholder's equity	$	134,031

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF OPERATIONS
JANUARY 31, 2004

REVENUES	$	662,033
OPERATING EXPENSES		
Administrative services		133,900
Depreciation and amortization		27,911
Salaries and wages		234,864
General and administrative expense		267,488
		664,163
LOSS FROM OPERATIONS		(2,130)
OTHER INCOME /(EXPENSE)		
Interest expense		(2,773)
		(2,773)
LOSS BEFORE PROVISION FOR INCOME TAXES		(4,903)
PROVISION FOR INCOME TAXES		
Current		967
Deferred		8,600
		9,567
NET LOSS	$	(14,470)

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
JANUARY 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT JANUARY 1, 2003	$ 1,010	$ 9,552	$ 110,126	$ 120,688
NET LOSS			(14,470)	(14,470)
BALANCE AT JANUARY 31, 2004	$ 1,010	$ 9,552	$ 95,656	$ 106,218

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
JANUARY 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Collections from customers	$	674,575
Cash paid to suppliers and employees		(643,802)
Interest expense		(2,773)
Taxes paid		(967)
NET CASH PROVIDED BY OPERATING ACTIVITIES		27,033
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to stockholder		(3,995)
NET CASH USED BY INVESTING ACTIVITIES		(3,995)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of loans from stockholder		(3,319)
NET CASH USED BY FINANCING ACTIVITIES		(3,319)
NET INCREASE IN CASH		19,719
CASH, beginning of year		11,473
CASH, end of year	$	31,192
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net loss	$	(14,470)
Adjustments to reconcile net income to to net cash provided by operating activities		
Depreciation and amortization		27,911
Decrease in accounts receivable		12,542
(Increase) in prepaid expense		(20,300)
Decrease in other assets		8,600
(Decrease) in accounts payable		(5,249)
Increase in accrued liabilities		12,243
Increase in accrued payroll and related liabilities		5,756
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	27,033

See accompanying notes and accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2004

NOTE A -- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of G. W. Sherwold Associates, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Description – G.W. Sherwold Associates, Inc. is a SEC Registered Investment Advisor and a NASD broker/dealer of securities, in accordance with Section 15(b) of the Securities Exchange Act of 1934, as amended. In May, 1997, it became licensed by the National Association of Securities Dealers. The Company acts as a correspondent with a re-introducing firm that in turn has an agreement with another organization that facilitates clearing transactions. Transactions are introduced on a fully disclosed basis, and all books and records pertaining thereto are maintained pursuant to SEC Rule 17a-3 and 17a-4. The Company is located in Lake Forest, California and does business primarily in South Orange County.

Cash and Cash Equivalents -- For purposes of the balance sheet and statement of cash flows, the Company considers all unrestricted investment instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts – The Company has adopted the allowance for doubtful accounts method of accounting for losses from uncollectible accounts in accordance with generally accepted accounting principles. Under this method, an allowance is provided based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year. The balance in the allowance account is zero at January 31, 2004.

Property and Equipment -- Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method and modified accelerated cost recovery system for financial reporting and federal income tax purposes. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk – The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions.

G. W. SHERWOLD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2004

NOTE A -- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes -- The Company is treated as a "C" corporation under applicable provisions of the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between using the cash basis method of accounting for income tax reporting and the accrual method of accounting for financial reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair Value of Financial Instruments -- The carrying amount of the Company's financial instruments, which include cash, accounts and other receivables, investments, prepaid expenses, and accounts payable and accrued expenses approximates their fair value due to the short period to maturity of these instruments.

Comprehensive Income -- The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains, and losses reported as separate components of stockholders' equity rather than in net income). At January 31, 2004 the Company had no comprehensive income.

NOTE B -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At January 31, 2004, the Company had net capital of $67,979, which is $62,979 above the required net capital of $5,000.

NOTE C -- INCOME TAXES

The Company has federal and state loss carryforwards totaling $40,063 and $54,132, respectively that may be offset against future taxable income. At the present time, the State of California has temporarily suspended the application of state loss carryforwards to taxable income.

G. W. SHERWOLD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2004

NOTE C -- INCOME TAXES (Continued)

The components of income tax expense are as follows:

Current	$	967
Deferred		8,600
	$	9,567

NOTE D -- RELATED PARTY TRANSACTIONS

The Company leases its office space from an affiliated party for $6,500 per month. Additionally, the Company has an agreement for the partnership to provide administrative services for approximately $11,160 per month. For the year ended January 31, 2004, rent expense and management fees amounted to $78,000 and $133,900 respectively.

NOTE E -- COMMITMENTS AND CONTINGENCIES

At January 31, 2004, the Company was involved in a dispute requiring arbitration. In the opinion of management, the ultimate liability if any, resulting from the arbitration process will not materially affect the financial position of the Company

NOTE F -- INVESTMENTS

NASDAQ has made available to its members shares of stock prior to being publicly traded. As of January 31, 2004, the Company owned 1,000 shares of common stock and warrants for an additional 6,000 shares representing a total investment amount of $33,100. Although the Company has no plans to dispose of the investment, the fair market value at January 31, 2004 is estimated to be $26,875.

NOTE G -- PARTICIPATION FEE

In August, 2002, the Company paid a participation fee of $35,000 to a technology provider for employee benefit plan administration services, in exchange for delivery of a local portfolio reflecting aggregate assets under management of $75 million or more. The Company will receive the exclusive opportunity to market its investment advisory services to the local 401(k) Plan Sponsors. The participation fee is refundable if the technology provider fails to deliver the minimum assets required within nine months. As of January 31, 2004, the Company had not received the required minimum assets under management, therefore, the participation fee is reported as an asset. Should the delivered assets under management be met, the participation fee will be amortized over the expected income stream.

G. W. SHERWOLD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2004

NOTE H -- RETIREMENT PLAN

The Company has a profit-sharing plan covering substantially all of its employees. To participate in the Plan, employees are required to have attained the age of 21 and to have completed two years of service. The Company's discretionary annual contribution to the plan is determined without regard to the Company's net profits. The Company made no contributions to the Plan for the year ended January 31, 2004.

G.W. SHERWOLD ASSOCIATES, INC.

SCHEDULE 1

STATEMENT OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

JANUARY 31, 2004

Total ownership equity			$	106,218
Total non-allowable assets				(38,239)
Net capital				67,979
Less haircuts				-
Tentative net capital				67,979
Minimum capital required	$	1,225		
Minimum dollar requirement		5,000		
Greater of minimum capital required or minimum dollar requirement				5,000
Excess net capital			$	62,979
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)			$	65,198
Percentage of aggregate indebtedness to net capital				40.91%

See accountants' report.

G W. SHERWOLD ASSOCIATES, INC.

**Schedule II – Computation for Determination
Of the Reserve Requirements Under Securities
And Exchange Commission Rule 15c3-3
And Information Relating to the Possession of
Control Requirements under Securities and Exchange
Commission Rule 15c3-3**

January 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph K(2) (ii) of the rule as all customer transactions are to be cleared through another broker/dealer on a fully disclosed basis.

See accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

Schedule III – Reconciliation Pursuant to Securities and Exchange Commission Rule 17a-5(d) 4

January 31, 2004

The differences between the computation of the net capital included in these financial statements and the net capital computation included in the Company's January 31, 2004 unaudited FOCUS Report filing dated February 11, 2004 are as follows:

Net Capital Computation	Per Audited Financial Statements	Per Focus Report	Net Change
Total assets	$ 134,031	$ 116,699	$ 17,332
Minus total liabilities	27,813	683	27,130
Net worth	106,218	116,016	9,798
Less non-allowable assets	38,239	81,473	43,234
Tentative net capital	67,979	34,543	33,436
Less haircuts	--	--	–
Net capital	67,979	34,543	33,436
Minus net capital requirement	5,000	5,000	
Excess net capital	$ 62,979	$ 29,543	$ 33,436

See accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

Schedule III – Reconciliation Pursuant to Securities and Exchange Commission Rule 17a-5(d) 4

January 31, 2004

(continued)

These differences consist of the following:

Total Assets	
Increase in cash	$ 471
Increase in prepaid expense	21,100
Increase in receivable from shareholder	3,995
Increase in participation fee	35,000
Decrease in capitalized assets	(43,234)
Total increase in assets	$ 17,332
Total Liabilities	
Increase in accrued liabilities	$ 11,561
Increase in accrued payroll and related liabilities	15,569
Total increase in liabilities	$ 27,130

See accountants' report.

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' INTERNAL CONTROL REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

In planning and performing our audit of the financial statements and supplemental schedules of G.W. Sherwold Associates, Inc. for the year ended January 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622. Fax (949) 495-0138
Members of American Institute of CPAs, California Society of CPAs

To the Board of Directors
G.W. Sherwold Associates, Inc.
March 26, 2004
Page Two

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following involving the control environment, accounting system, and control procedures that we consider to be a material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of G.W. Sherwold Associates, Inc., for the year ended January 31, 2004, and this report does not affect our report thereon dated March 26, 2004.

1. Although a general ledger is maintained in-house, the reporting function is performed by an outside accountant using spreadsheet software. In order to maintain a current general ledger, it is recommended that adjustments to the general ledger be provided to G.W. Sherwold Associates by the outside accountant each month and subsequently posted to the Company's general ledger on a monthly basis. We will insure that the company's books reflect our audited financial statements as of January 31, 2004 and have advised the President that in the future if the financial statements obtained from the outside accountant do not reflect the in house general ledger to request a reconciliation on a monthly basis.

To the Board of Directors
G.W. Sherwold Associates, Inc.
March 26, 2004
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stinchfield, Mellotti and Rasmusson.
Laguna Niguel, California
March 26, 2004

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of American Institute of CPAs, California Society of CPAs